Exhibit 99.1

China Xiangtai Food Co., Ltd. Donates 42,000 Cans of Self-produced Luncheon Meat to Support Crisis Relief of the 2019 Novel Coronavirus

CHONGQING, China, Feb. 10, 2020 /PRNewswire/ -- China Xiangtai Food Co. Ltd. (NASDAQ: PLIN) (the "Company" or the "PLIN"), an emerging growth company primarily engaged in pork processing in China, today announced that the Company has donated 1,500 cartons of canned luncheon meat it produced, or 42,000 cans, to Huanggang Central Hospital and Wuhan No. 9 Hospital in central China's Hubei Province on February 8, 2020 and February 9, 2020 respectively.

With the second highest number of confirmed and suspected diagnoses in China, Huanggang city in Hubei Province has been hit hard by the outbreak of 2019 Novel Coronavirus[1]. Residents of cities like Huanggang and Wuhan have been instructed to stay home and suspected patients have been quarantined at designated medical facilities. This drastic yet necessary move by the Chinese government has undoubtedly led to a surging demand for non-perishable foods. In response to this mass-scale need for basic necessities, and also in an effort to aid the relief efforts in Hubei province, the Company immediately decided to donate 750 cartons of luncheon meat cans each to Huanggang Central Hospital and Wuhan No. 9 Hospital, respectively.

Ms. Zeshu Dai, Chairwoman and Chief Executive Officer of the Company, commented, "We would like to express our deepest respect for all aid workers and medical personnel fighting at the frontline against the coronavirus in Hubei Province. As the whole country continues to fight against this epidemic, the shortage of food supplies has become a serious problem that cannot be ignored. We are closely monitoring the needs of the residents in the affected areas. To support those patients and healthcare personnel battling at the frontline, we immediately made our inventories available to help increase food supply and delivered canned products to them. We look forward to working with everyone in overcoming the challenges ahead and aiding those who are currently fighting against the ongoing epidemic."

[1] 2019 Novel Coronavirus (2019-nCoV) is a virus (more specifically, a coronavirus) identified as the cause of an outbreak of respiratory illness first detected in Wuhan, China. Early on, many of the patients in the outbreak in Wuhan, China reportedly had some link to a large seafood and animal market, suggesting animal-to-person spread. However, a growing number of patients reportedly have not had exposure to animal markets, indicating person-to-person spread is occurring. At this time, it's unclear how easily or sustainably this virus is spreading between people. The latest situation summary updates are available on The Centers for Disease Control and Prevention's web page 2019 Novel Coronavirus, Wuhan, China.

About China Xiangtai Food Co., Ltd.

Headquartered in Chongqing, China, China Xiangtai Food Co., Ltd, is a food company primarily engaged in pork processing. The Company's operations span key sections of the pork processing value chain, including slaughtering, packing, distribution, and wholesale of a variety of fresh pork meat and parts. Primarily focused on pork products, the Company also offers other fresh and processed products, including beef, lamb and poultries. Through its core values, the Company is committed to maintaining the highest standards of food safety, product quality, and sustainability to provide high-quality, nutritious, and tasty food in a responsible manner through its portfolio of trusted brands. For more information, please visit http://ir.plinfood.com/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Company Contact

Mr. Xiaohui Wu, President

China Xiangtai Food Co., Ltd.

Phone: +86-1860-117-0697

Email: ir@cqplinfood.com

Investor Relations Contact

Ms. Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com